UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
FLEXTRONICS INTERNATIONAL LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror)
Options to Purchase Ordinary Shares, no par value
(Title of Class of Securities)
Y2573F102
(CUSIP Number of Ordinary Shares Underlying Class of Securities)
Michael M. McNamara
Chief Executive Officer
Flextronics International Ltd.
One Marina Boulevard, #28-00
Singapore 018989
(65) 6890-7188
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)
With copies to:
Jeffrey N. Ostrager, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000
CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee(*)
Not applicable	Not applicable

(*)	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Form or Registration No.: Not applicable
Filing Party: Not applicable	Date Filed: Not applicable
Form or Registration No.: Not applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
EX-99.1

Explanatory Note
Attached as Exhibit 99.1 is a press release issued by Flextronics International Ltd. (the “Company”) announcing that it will hold a conference call on Wednesday, July 1, 2009 at 6:00 a.m. Pacific Time (9:00 a.m. Eastern Time) to discuss the Company’s proposed Option Exchange Program.
Additional Information About the Option Exchange Program and Where to Find It
The Option Exchange Program has not yet commenced. If the Option Exchange Program is approved by the Company’s shareholders and, if and when the Option Exchange Program is commenced by the Company, the Company will provide the eligible participants with written materials explaining the terms of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these materials carefully, because they will contain important information about the Option Exchange Program.
The Company’s shareholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by the Company with the SEC by writing the Company at its principal U.S. offices at: Flextronics International Ltd., 2090 Fortune Dr., San Jose, California 95131 U.S.A.
Item 12. Exhibits.

Exhibit
No.	Description
99.1	Press Release, dated June 29, 2009, issued by Flextronics International Ltd.

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